

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2020

John Cronin, Jr.
Chief Financial Officer
Mastech Digital, Inc.
1305 Cherrington Parkway
Building 210, Suite 400
Moon Township, Pennsylvania 15108

> **Re: Mastech Digital, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 30, 2020**
> **File No. 1-34099**

Dear Mr. Cronin:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services